UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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11018928

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
FEB 28 2011
Washington, DC

SEC FILE NUMBER
8- 66451

KH 3/8

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY).

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Principled Advisors, Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (do not use P.O. Box No.)

1110 South Ave.
(No. and Street)

Staten Island	New York	10314
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony Girellini — (877) 860-0900
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sherb & Co., LLP
(Name – *if individual state last, first, middle name*)

7900 Glades Road, Suite 540	Boca Raton	Florida	33434
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
__ Public Accountant
__ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid control number

AB 3/15

TABLE OF CONTENTS

OATH OR AFFIRMATION

I, **Anthony Girellini**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Principled Advisors, Inc.**, as of **December 31, 2010** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chairman + CEO

Title

Patricia C. Lopez
Notary Public, State of New York
No. 01LO4931396
Qualified in Richmond County
Commission expires June 20, 2014

2/25/2011
Notary Public

This report** contains (check all applicable boxes):

X (a) Facing page
X (b) Statement of Financial Condition
X (c) Statement of Income (Loss)
X (d) Statement of Changes in Financial Condition
X (e) Statement of Changes in Stockholders' equity or Partners' or Sole Proprietor's Capital
__ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
X (g) Computation of Net Capital
__ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
__ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1
__ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
X (m) A copy of the SICP Supplemental Report
__ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
X (o) Independent auditor's report on internal control
__ (p) Schedule of proposed capital withdrawals

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SHERB & CO., LLP

Certified Public Accountants

805 Third Avenue
New York, NY 10022
Tel: 212-838-5100
Fax: 212-838-2676
e-mail: info@sherbcpa.com

Offices in New York and Florida

INDEPENDENT AUDITOR'S REPORT

To the Shareholder
Principled Advisors, Inc.

We have audited the accompanying statement of financial condition of Principled Advisors, Inc. as of December 31, 2010, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Principled Advisors, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sherb & Co., LLP
Certified Public Accountants

Boca Raton, Florida
February 17, 2011

PRINCIPLED ADVISORS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash	$	111,396
Commissions receivable		78,844
Prepaid expenses		895
Security deposit		3,600
Property and equipment, net of accumulated depreciation of $6,273		6,226
Total assets	$	200,961

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	8,896
Total liabilities		8,896
Shareholder's equity:		
Common stock, no par value; 50,000,000 shares authorized 2,000,000 shares issued and outstanding		89,020
Retained earnings		103,045
Total shareholder's equity		192,065
Total liabilities and shareholder's equity	$	200,961

See accompanying notes to financial statements

PRINCIPLED ADVISORS, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

Revenues:	
Commissions	$ 552,209
Interest	25
Total revenue	552,234
Expenses:	
Compensation and benefits	214,447
Regulatory fees	8,236
Communication costs	9,536
Insurance costs	1,136
Professional fees	20,957
Depreciation	1,672
Business development	79,882
Travel and entertainment	46,374
Rent	36,400
Other expenses	24,356
Total expenses	442,996
Income taxes other than federal	4,077
Net income	$ 105,161

See accompanying notes to financial statements

PRINCIPLED ADVISORS, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

	Common Stock - No Par Value		Retained (Deficit)	
	Shares	Amount	Earnings	Total
Balance, December 31, 2009	2,000,000	$ 89,020	$ (2,116)	$ 86,904
Net income	-	-	105,161	105,161
Balance, December 31, 2010	2,000,000	$ 89,020	$ 103,045	$ 192,065

See accompanying notes to financial statements

PRINCIPLED ADVISORS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

Cash flows from operating activities:	
Net income	$ 105,161
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	1,671
Changes in assets and liabilities:	
(Increase) decrease in:	
Commissions receivable	(78,844)
Other assets	1,105
Increase (decrease) in:	
Accounts payable and accrued expenses	(122)
Net cash provided by operating activities	28,971
Cash flows from investing activities:	-
Purchase of furniture	(3,598)
Net cash used in investing activities	(3,598)
Cash flows from financing activities:	-
Net increase in cash	25,373
Cash, beginning of year	86,023
Cash, end of year	$ 111,396
Supplemental disclosure of cash flow information:	
Cash paid during the year for interest and taxes	$ 4,077

See accompanying notes to financial statements

PRINCIPLED ADVISORS, INC.
NOTES TO FINANCIALS STATEMENTS
YEAR ENDED DECEMBER 31, 2010

NOTE 1 - DESCRIPTION OF BUSINESS

Principled Advisors, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulation Authority (FINRA). The Company was incorporated in the State of New Jersey on February 9, 2004.

The Company's primary source of revenue is 401K advisory at the plan and participant level.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Revenue Recognition

The Company earns revenue by advising corporations on the proper setup of their 401k plans and recommends suitable mutual funds for participants to choose from. The Company receives 12b-1 compensation ranging from .25% to 1%, depending on the size of the plan and applicable share class, directly from the mutual fund company.

Revenues are not concentrated in any particular region of the country or with any individual or group.

Commissions Receivable

Our commissions receivable consist of amounts due related to finders fees and trails commissions which have been earned as of December 31, 2010. An allowance for doubtful accounts for doubtful accounts is not necessary since all commissions receivable are deemed collectible.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are provided using the straight-line method over the estimated economic lives of the assets, which are from five to seven years. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

The Company, with the consent of its shareholder, has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal income taxes has been included in these financial statements.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, except for the first 12 months of operations when it shall not exceed 8 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2010 the Company had net capital of $103,643, which was $98,643 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital computed in accordance with Rule 15c3-1 was .09 to 1.

NOTE 4 - PROPERTY AND EQUIPMENT

At December 31, 2010, property and equipment consisted of the following:

	Estimated Life		
Office Furniture	7 Years	$	6,228
Computer Equipment	5 Years		4,053
Office Equipment	5 Years		2,218
			12,499
Less: Accumulated Depreciation			(6,273)
		$	6,226

For the period ended December 31, 2010, depreciation expense amounted to $1,672.

NOTE 5 – CONCENTRATIONS OF CREDIT RISK

The Company maintains its cash in bank accounts at high credit quality financial institutions. The balances at times, may exceed federally insured limits.

NOTE 6 – BUSINESS DEVELOPMENT

The Company pays a monthly fee to a vendor that provides market information and support necessary to generate new business, manage risks, and serve clients more efficiently. More specifically the Company is granted access to qualified leads on prospective clients, set up of sales appointments with prospective clients, monitoring of funds and due diligence on new and existing funds.

NOTE 7 – FINANCIAL INSTRUMENTS

The carrying amounts reported in the balance sheet for cash, prepaid expenses, deposits and accounts payable and accrued expenses approximate fair value based on the short-term maturity of these instruments.

NOTE 8 –COMMITMENTS AND CONTINGENCIES

In March 2009, the Company's twelve–month lease for office space expired. The Company did not renew its lease but remained in the same location under a month to month agreement. Monthly base rental expense from March 2009 to November 2009 was approximately $3,100 plus the Company's share of the spaces operating expenses. The Company renegotiated the terms of the agreement in December 2009 and now pays $2,800 plus the Company's share of the spaces operating expenses. Rent expense for the period-ended December 31, 2009 was approximately $34,000.

In August 2010, a former employee filed for arbitration. In December 2010 FINRA dismissed all charges prior to an arbitration panel being selected. The Company has not been involved in any other legal proceedings or arbitrations.

NOTE 9 – SUBSEQUENT EVENTS

We have evaluated subsequent events through February 17, 2011, the date the financial statements were available to be issued. There are no significant subsequent events as of that date.

SUPPLEMENTARY INFORMATION

PRINCIPAL ADVISORS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010

Net capital computation:

Total shareholder's equity	$ 192,065
Deductions and/or charges:	
Non-allowable assets:	
Commissions receivable	77,702
Prepaid expenses	895
Property and equipment	6,226
Security deposit	3,600
Total non-allowable assets	88,423
Net capital before haircuts on securities positions	103,642
Total haircuts on securities	-
Net capital	103,642
Required minimum capital	5,000
Excess net capital	$ 98,642

Aggregate indebtedness:

Aggregate indebtedness as included in the Statement of Financial Condition	$ 8,896
Ratio of aggregate indebtedness to net capital	.09 to 1

Reconciliation:

Net capital, per unaudited December 31, 2010 FOCUS report, as filed	$ 103,642
Audit Adjustments	-
Net capital, per December 31, 2010 audited report, as filed	$ 103,642

PRINCIPLED ADVISORS, INC.
SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17A-5
OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2010

Principled Advisors, Inc. is claiming exemption under the provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(i) ie., limited business (investment banking).

Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information Relating to the Possession or Control Requirements under Rule 15c3-3.

S&CO.
SHERB & CO., LLP
Certified Public Accountants

805 Third Avenue
New York, NY 10022
Tel: 212-838-5100
Fax: 212-838-2676
e-mail: info@sherbcpa.com
Offices in New York and Florida

Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

To The Shareholders
Principled Advisors, Inc.

In planning and performing our audit of the financial statements of Principled Advisors, Inc. (the Company), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Shul & Co., LLP

Certified Public Accountants

Boca Raton, Florida
February 17, 2010

SHERB & CO., LLP
Certified Public Accountants

805 Third Avenue
New York, NY 10022
Tel: 212-838-5100
Fax: 212-838-2676
e-mail: info@sherbcpa.com
Offices in New York and Florida

Independent Auditor's' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To The Shareholders
Principled Advisors, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation, Form SIPC-7 to the Securities Investor Protection Corporation (SIPC) for the period ended December 31, 2010, which were agreed to by Principled Advisors, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation, Form SIPC 7. The Company's management is responsible for compliance with those requirements. This agreed–upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the period ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the period ended December 31, 2010 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Sherb & Co., LLP
Certified Public Accountants

Boca Raton, Florida
February 17, 2011